Key Energy Services 1301 McKinney Street Suite 1800 Houston, Texas 77010	Telephone: 713.651.4300 Facsimile: 713.651.4559 www.keyenergy.com
March 11, 2010
Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Re:	Key Energy Services, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009 Schedule 14A Filed April 16, 2009 Response Letter Dated January 25, 2010 File No. 001-08038
Dear Mr. Schwall:
On behalf of Key Energy Services, Inc. (“Key”, “our” or “we”), we are pleased to submit this response to the letter dated February 26, 2010, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filings. The text of the Staff’s comments and Key’s responses thereto are set forth below.
Please also note that, in accordance with Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”), we request confidential treatment of portions of the internal memorandum attached to this letter as Appendix A, which are indicated therein as [***]. Please promptly inform us of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise, so that we may substantiate the foregoing request for confidential treatment in accordance with Rule 83. To assist the Staff with its review, we will separately deliver an unredacted copy of this letter and the appendix to you and the other Staff members by overnight mail.
Form 10-K for the Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
Critical Accounting Policies, page 56
Valuation of Intangible and Tangible Assets, page 59
1.	We note your response to prior comment one. Please confirm that in future filings you will also consider whether you have a disclosure obligation related to potential future impairments of your long-lived assets.

RESPONSE:

We advise the Staff that we have considered our disclosure obligation related to potential future impairments of our long-lived assets and have included the following risk factor under Item 1A “Risk Factors” in our Form 10-K for the year ended December 31, 2009 filed with the Commission on February 26, 2010:
Our future financial results could be adversely impacted by asset impairments or other charges.

We have recorded goodwill impairment charges and asset impairment charges in the past. We evaluate our long-lived assets, including our property and equipment, indefinite-lived intangible assets, and goodwill for impairment. In performing these assessments, we project future cash flows on a discounted basis for goodwill, and on an undiscounted basis for other long-lived assets, and compare these cash flows to the carrying amount of the related assets. These cash flow projections are based on our current operating plans, estimates and judgmental assumptions. We perform the assessment of potential impairment on our goodwill and indefinite-lived intangible assets at least annually, or more often if events and circumstances warrant. We perform the assessment of potential impairment for our property and equipment whenever facts and circumstances indicate that the carrying value of those assets may not be recoverable due to various external or internal factors. If we determine that our estimates of future cash flows were inaccurate or our actual results for 2010 are materially different than we have predicted, we could record additional impairment charges for interim periods during 2010 or in future years, which could have a material adverse effect on our financial position and results of operations.
We supplementally advise the Staff that we will continue to consider this disclosure obligation in future filings.
Notes to Consolidated Financial Statements
Note 17 — Share Based Compensation
Accelerated Vesting of Option and SAR Awards, page 111
2.	We note your response to prior comment two indicates you believe the impact of the error you have identified is immaterial both quantitatively and qualitatively to your current and prior period financial statements and that a correcting entry is not necessary. Please provide us with your comprehensive materiality analysis that describes the quantitative and qualitative factors you considered so that we may better understand your conclusions. Please note that we believe the qualitative criteria enumerated in SAB Topic 1:M.1 are suggestions of what should be considered in your analysis but are not an exhaustive list of all qualitative criteria that could be considered in your analysis.

RESPONSE:

Attached as Appendix A is our materiality analysis describing the factors we considered for determining that the error we identified for the fourth quarter of 2008 was immaterial to our current and prior period financial statements. Appendix A represents a memorandum prepared by management outlining the quantitative and qualitative factors that we considered.

The Staff is supplementally advised that subsequent to our response letter dated January 25, 2010 to the Staff’s prior comment two, we determined that the error related to the acceleration of certain equity awards during the fourth quarter of 2008 was greater than originally reported to the Staff. We have determined that the pre-tax error approximated $7.3 million, as opposed to approximately $4.2 million described in the January 25 letter. Our assessment of the materiality of this error did not change with the increase in the amount of the error, and the error is still considered immaterial.
Schedule 14A Filed April 16, 2009
Compensation Discussion and Analysis
Cash Bonus Incentive Plan, page 23
3.	We note your response to our prior comment 4. Please provide an example of the disclosure you intend to make with regard to the degree of difficulty of the omitted Performance Measurements. Also, with regard to your intention to omit Performance Measurements for completed periods, we note that you have discussed all of the Performance Measurements collectively. Please provide us with an explanation as to why disclosure of each particular Performance Measurement would likely to result in competitive harm. We may have further comments after reviewing your response.

RESPONSE:

In response to the Staff’s comments, we will provide the following disclosure in Key’s proxy statement on Schedule 14A for the 2010 Annual Meeting of the Stockholders (the “2010 Proxy Statement”) with respect to the difficulty of the attainment of the performance measurements:
The financial performance measurement and safety measurement were determined using our operating budget for 2010. The financial performance is contingent on several factors beyond our control, including commodity prices and customers’ capital budgets, and it includes a degree of “stretch” beyond projections with respect to our estimated activity levels. As such, while we believe that the financial performance measurement established by the Compensation Committee is achievable, it may be difficult to attain if our assumptions prove to be inaccurate. The safety target remains a component of the cash bonus incentive plan. Safety targets are determined based on overall trending year-over-year relative to the level of activity. In years during which the trend is significantly affected by a volatile employment market, such as rapid reductions-in-force or significant changes in workforce to meet increased activity levels, establishing a practical target becomes somewhat more difficult. In this regard, the safety goals set for 2010 may be less achievable than in years during which the workforce has remained relatively more steady and consistent.

Notwithstanding this difficulty, safety improvement is fundamental to the core values at Key and those of our customers, and, accordingly, we will continue to set performance goals that strive for an incident-free workplace.
The Staff is supplementally advised that employee turnover was removed as a performance measurement component of the 2010 cash bonus incentive plan. We intend to provide the following disclosure in the 2010 Proxy Statement regarding the removal of employee turnover as a performance measurement:
Employee turnover was removed as a component of the 2010 cash bonus incentive program. Emerging from a period that resulted in an approximate 33% reduction in our workforce, coupled with benefit and salary reductions, we were faced with a situation in which our employee turnover trending analysis had become less meaningful. While we will continue to track our employee turnover, it is currently less relevant as a performance target.
We believe that disclosure of our particular performance measurements for completed periods would cause competitive harm for each of the reasons discussed below.

Financial Performance. Our financial target is based on our internal budget, which reflects our internal expectations and analyses of various factors affecting Key’s business, including, among other matters, our customers’ budgets and anticipated increases or decreases in their activity levels and capital spending, the related mix of services we provide, commodity prices, international operations and international opportunities, costs in a volatile marketplace, and general economic conditions. These factors, as used in our budget, are essential in internal decision-making on strategic matters ranging from allocation of assets and resources, pricing and discounting strategies, pursuing potential acquisitions and divestitures, and other important strategic and confidential operational issues. A competitor could use the opportunity to review internal financial targets to determine if any trends or patterns exist between actual and targeted results. Our industry is extremely volatile and, therefore, successfully navigating through those market conditions is vital. As the largest provider of onshore well service rigs in the United States and one of the leading onshore rig-based well servicing contractors, we benefit from our size and ability to react to market conditions. If a competitor was able to gain insight into our assessment of a set of market conditions, even after such market conditions have passed, they could to gain an unfair advantage in understanding our strategic approach in managing through such market conditions.

Safety. Our safety target is a business-related goal based on our internal operating plans and reflects our analyses as to anticipated increases or decreases in our customers’ activity levels. It is also reflective of the safety standard which we would like to maintain or achieve. We believe that our safety program and standards are a differentiator with our competitors and provide us with a strategic advantage. A competitor could attempt to use our actual performance relative to a set of goals in order to achieve an unfair advantage with our customers. For example, a competitor could use a “stretch” goal that is set by us to strive for performance to create misconceptions concerning the level of our safety program. Our safety program and its reputation allow us to work for customers for whom safety is an important consideration in selecting vendors, and we believe that disclosing our internal targets or assumptions as to safety goals would, for the reasons discussed above, result in competitive harm to Key.

Employee Turnover. Our employee retention goal represents a specific percentage of improvement or a desired minimum in the number of employees that terminate employment with us from the prior period goal. The goal is based on our internal expectations and analyses of anticipated increases or decreases in activity levels and the available workforce. We historically have experienced an annual employee turnover rate of almost 50%. Due to the volatility of our industry, we must be able to expand or contract our workforce to accommodate the increases or decreases in activity levels. As such, anticipated turnover rate is a signal for activity levels. Historically, disclosure of completed periods and our performance relative to target with respect to employee turnover would allow a competitor to gain an unfair advantage in understanding our strategic approach in managing through the industry’s volatile labor market conditions. However, as noted above, the significant reductions in the size of our workforce (and the industry as a whole) as a result of the economic downturn has impaired our trending analysis, and, at least for 2010, has rendered this measurement less meaningful as a target.

Additional Individual Objectives. Individual performance goals are based on individual objectives for each executive officer specific to his or her area of expertise and oversight. As such, individual business-related objectives may differ for each respective officer. The performance goals typically focus on a number of operational areas, including business expansion, contraction or cost-cutting and similar matters, which may or may not have been achieved during the performance period. Disclosure of those individual performance objectives, whether or not achieved, would provide competitors with insight into our internal decision-making on strategic matters ranging from allocation of assets and resources, pursuing potential acquisitions and divestitures, and other important strategic and confidential operational issues. As such, we believe that public release of our individual performance goals for completed periods would result in competitive harm to Key.

For these reasons, with respect to each of the identified performance measurements, it is our belief that disclosing such measurements for completed periods would provide our competitors with additional insights into our plans and expectations, and perhaps as importantly, those of our customers, causing us to be at a strategic and competitive disadvantage.

With respect to our disclosure for the performance measurements for 2009, we intend to provide the following disclosure in the 2010 Proxy Statement concerning our percentage level achievement relative to target:
With negative earnings for most of 2009, we missed our financial performance target by almost 50% and, accordingly, the threshold level of financial performance required to fund the cash bonus incentive plan was not met. As such, no cash bonuses were paid in 2009 under the cash bonus incentive plan, even though we were successful in meeting our safety and turnover targets, as well as implementing certain cost cutting measures.

In connection with our responses to your comments on our filings, we acknowledge that:
•	Key is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Key may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the foregoing fairly responds to the Staff comment letter. Key is prepared to provide the Staff any additional information required by the Staff in connection with its review. We respectfully request an opportunity to discuss this response letter further with the Staff if, following its review of this information, the Staff does not concur with our views. We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact the undersigned by telephone at (713) 651-4406 or facsimile at (713) 651-4551.

Sincerely,
/s/ T. M. Whichard III
T.M. Whichard III
Senior Vice President Chief Financial Officer

cc:	Ms. Tracie Tower, U.S. Securities and Exchange Commission
Mr. Mark Shannon, U.S. Securities and Exchange Commission
Mr. Norman Gholson, U.S. Securities and Exchange Commission
Office of FOIA and Privacy Act Operations, Securities and Exchange Commission (redacted copy)
Ms. Kimberly Frye, Key Energy Services, Inc.
Mr. Ike Smith, Key Energy Services, Inc.

Appendix A
Memorandum

To:	File
From:	Ike Smith, VP and Controller
Re:	Materiality Assessment of Error — Option Acceleration
Background
Key Energy Services recorded a pre-tax charge of approximately $10.9 million during the fourth quarter of 2008 within general and administrative expense primarily associated with the acceleration of certain stock option and SAR awards and the revision of management’s estimate of the fair value of these awards. We have subsequently determined that $3.6 million of this charge was correctly recognized during the fourth quarter of 2008, but, due to an unintentional misapplication of ASC 718-10-55-67, $7.3 million of this charge was recognized prematurely.
As this error affected the reported financial statements related to fiscal year 2008 and would also affect the financial statements of fiscal periods subsequent to 2008, we applied the principles of SAB Topic 1M1 to assess whether this error had or will have a material impact on prior or future financial results. This memo documents our assessment that, after considering both quantitative and qualitative factors, the effects of the misapplication of ASC 718-10-55-67 with respect to the acceleration of the stock option and SAR awards did not result in a material misstatement of Key’s financial statements as presented in our Annual Report on Form 10-K for the year ended December 31, 2008, our Quarterly Reports on Form 10-Q for the three month periods ended March 31, 2009, June 30, 2009, and September 30, 2009, and our Annual Report on Form 10-K for the year ended December 31, 2009, and that the misapplication could not be reasonably expected to result in a material misstatement of the financial statements reported in any other filings made in future periods. This memo also documents our assessment that the users of our financial statements could not reasonably be expected to consider the effects of the errors as meaningful.

Discussion and Analysis
Key provides a complete range of services to major oil companies, foreign national oil companies, and independent oil and natural gas production companies. Key operates in most of the major oil and natural gas producing regions of the continental United States, as well as internationally in Mexico, Argentina and Russia. Presented in the table below are our total assets, revenues, income or loss before income taxes and non-controlling interest, income or loss attributable to common stockholders, and earnings or loss per diluted share as reported for the quarterly, year-to-date and annual periods affected by the error (in thousands):

			Income (loss)
			before income taxes	Income (loss)
			and non-controlling	attributable to	Earnings (loss) per
	Total Assets	Revenues	interest	common stockholders	diluted share
Fourth Quarter 2008	$2,016,923	$478,066	$(31,639)	$(42,900)	$(0.35)
Year Ended December 31, 2008	2,016,923	1,972,088	174,056	84,058	0.67
First Quarter 2009	1,978,647	331,989	1,129	904	0.01
Second Quarter 2009	1,805,912	241,458	(29,131)	(18,473)	(0.15)
Six Months Ended June 30, 2009	1,805,912	573,447	(28,002)	(17,569)	(0.15)
Third Quarter 2009	1,668,827	237,671	(198,206)	(124,942)	(1.03)
Nine Months Ended September 30, 2009	1,668,827	811,118	(226,208)	(142,511)	(1.18)
Fourth Quarter 2009	1,664,410	267,547	(21,593)	(13,610)	(0.11)
Year Ended December 31, 2009	1,664,410	1,078,665	(247,801)	(156,121)	(1.29)
In performing this analysis, we applied the guidance provided by SAB Topic 1M1, as well as ASC 250-10. Topic 1M1 states that:
A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Concepts Statement 2, the FASB stated the essence of the concept of materiality as follows:
The omission or misstatement of an item in a financial report is material, if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.
SAB Topic 1M1 also points out that using a pure quantitative assessment of the impact of an error in the financial statements, as well as the use of fixed numerical thresholds or “rules of thumb” to assess materiality, are inappropriate:
Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of the financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality. Court decisions, Commission rules and enforcement actions, and accounting and auditing literature have all considered “qualitative” factors in various contexts.

Quantitative Analysis
To assess whether the error is quantitatively material to the financial statements of 2008, 2009 or future periods, we evaluated the effect of the error on income or loss before taxes and non-controlling interest, income (loss) attributable to common stockholders and diluted earnings per share. For fourth quarter and full-year 2008, the change reflects reversal of the erroneous $7.3 million charge. For 2009 periods, the changes reflect compensation expense that would have been recorded had the $7.3 million charge not been taken in 2008. The results of these effects would be as follows (in thousands, except for per share amounts and percentages):

	As Reported	If Adjusted	$ Change	% Change

Q4 2008 Loss before Taxes	(31,639)	(24,359)	7,280	23.0%
Q4 2008 Net Loss	(42,900)	(38,314)	4,586	10.7%
Q4 2008 Diluted EPS	$(0.35)	$(0.32)	$0.03	9.6%

FY 2008 Income before Taxes	174,056	181,336	7,280	4.2%
FY 2008 Net Income	84,058	88,399	4,341	5.2%
FY 2008 Diluted EPS	$0.67	$0.70	$0.03	5.1%

Q1 2009 Income (Loss) before Taxes	1,129	(433)	(1,562)	-138.4%
Q1 2009 Net Income (Loss)	904	(80)	(984)	-108.8%
Q1 2009 Diluted EPS	$0.01	$—	$(0.01)	-100.0%

Q2 2009 Loss before Taxes	(29,131)	(30,445)	(1,314)	-4.5%
Q2 2009 Net Loss	(18,473)	(19,301)	(828)	-4.5%
Q2 2009 Diluted EPS	$(0.15)	$(0.16)	$(0.01)	-6.7%

YTD Q2 2009 Loss before Taxes	(28,002)	(30,878)	(2,876)	-10.3%
YTD Q2 2009 Net Loss	(17,569)	(19,381)	(1,812)	-10.3%
YTD Q2 2009 Diluted EPS	$(0.15)	$(0.16)	$(0.01)	-6.7%

Q3 2009 Loss before Taxes	(198,206)	(199,348)	(1,142)	-0.6%
Q3 2009 Net Loss	(124,942)	(125,661)	(719)	-0.6%
Q3 2009 Diluted EPS	$(1.03)	$(1.04)	$(0.01)	-1.0%

YTD Q3 2009 Loss before Taxes	(226,208)	(230,226)	(4,018)	-1.8%
YTD Q3 2009 Net Loss	(142,511)	(145,042)	(2,531)	-1.8%
YTD Q3 2009 Diluted EPS	$(1.18)	$(1.20)	$(0.02)	-1.7%

Q4 2009 Loss before Taxes	(21,593)	(22,191)	(598)	-2.8%
Q4 2009 Net Loss	(13,610)	(13,987)	(377)	-2.8%
Q4 2009 Diluted EPS	$(0.11)	$(0.12)	$(0.01)	-9.1%

FY 2009 Loss before Taxes	(247,801)	(252,417)	(4,616)	-1.9%
FY 2009 Net Loss	(156,121)	(159,029)	(2,908)	-1.9%
FY 2009 Diluted EPS	$(1.29)	$(1.31)	$(0.02)	-1.6%

Effect on income attributable to common stockholders based on 37% effective tax rate.
Although this error would also impact our stockholders’ equity (through adjustments to Additional Paid-In Capital and Retained Earnings), Key’s total stockholders’ equity was approximately $861 million as of December 31, 2008. Because of this and the fact that the effects of the error on stockholders’ equity are largely self-correcting over time, we do not believe that the impact on stockholders’ equity could reasonably be considered to be quantitatively material.
The adjustment to increase compensation expense recognized during each quarter of 2009 includes the effect of estimated and actual forfeitures that would have occurred had the awards not been accelerated. For 2010, the increase in pre-tax compensation expense that would be recognized is estimated to be approximately $2.0 million over the four quarters. The increase in pre-tax compensation expense for 2011 that would be recognized is estimated to be approximately $0.3 million.
Our 2010 quarterly forecast is as follows (in millions, except for per share amounts):

Period	Net Income (Loss)	EPS
Q1 2010	[***]	[***]
Q2 2010	[***]	[***]
Q3 2010	[***]	[***]
Q4 2010	[***]	[***]
FY 2010	[***]	[***]
Based on these forecasted results for 2010, management believes the after-tax effect on net income (loss) and EPS of an additional $2.0 million in pre-tax compensation expense over four quarters would not be quantitatively material.
The effect of the error on our diluted earnings per share for all quarterly periods, other than the fourth quarter of 2008, would be no more than $0.01 per share. For the fourth quarter of 2008, the error was $0.03 per share. Excluding the error, earnings would have increased for this period. Additionally, the results for the fourth quarter of 2008 included a goodwill impairment charge of $0.64, resulting in a loss of ($0.35). But for this impairment charge, diluted earnings per share were $0.29, two cents higher than average analysts’ estimates. If adjusted for this error, our diluted earnings per share would have exceeded estimates by a greater amount. Additionally, the effect on the full year of 2008 was 5%. In summary, the only period in which a quantitative assessment could indicate a material misstatement was the fourth quarter of 2008, and management believes this error, when considering the qualitative aspects (see additional information below), was not material. Also, we do not believe that any of the effects of this error, when taken individually or in the aggregate, represent a quantitatively material misstatement in Key’s financial statements for any other period.
Qualitative Analysis
As noted above, the determination of materiality cannot rest solely upon quantitative factors. When assessing whether the error discussed above was material on a qualitative basis, management evaluated the effects of the error based on the following:
•	Consistent with the information discussed in analysts’ reports, we believe that our periodic earnings reports do not, by themselves, impact our investors’ perceptions of our financial condition. We believe the other, more significant factors impacting investor perception and outlook and correspondingly, our stock price, are (i) the movements in oil and gas prices, (ii) the planned capital spending by oil and gas companies and the corresponding perception about capacity in the oilfield services market, (iii) assumptions about the pricing for our services, and (iv) the number of U.S. land drilling rigs as reported by Baker-Hughes.

•	During the second half of 2008 and specifically the fourth quarter of 2008, we experienced steep declines in oil and natural gas prices and significant deteriorations in the economy, which led to a decline in our stock price of 86% from June 30, 2008 through February 28, 2009.

•	This error is unrelated to these factors.
In addition to the above factors, we considered the qualitative criteria outlined in SAB Topic 1M1 as follows:
•	In one period, the first quarter of 2009, the effects of the error would have changed our reported earnings before income taxes and non-controlling interest and income attributable to common stockholders to a loss for both items. However, our earnings per diluted share for this period rounded down to zero from earnings per diluted share of $0.01. Management believes that because income attributable to common stockholders and diluted earnings per share for the period as originally reported were very small, the impact is not qualitatively material, since the shift is from marginal income to a marginal loss and does not impact the magnitude of the change in earnings. The effects of the error did not change reported earnings before income taxes and non-controlling interest and income or loss attributable to common stockholders from income to a loss, or vice versa, for any other period.

•	The effects of the error would not have changed whether Key missed or met analysts’ expectations of our earnings for any period. The only period in which a quantitative-only assessment of our diluted earnings per share could indicate a material effect was the fourth quarter of 2008. Due to impairment charges taken in the fourth quarter of 2008 and macroeconomic factors (i.e. significant and steep declines in the equity and debt markets, the significant decline in oil and natural gas prices, and the significant curtailment of capital spending by oil and gas companies) that negatively impacted our business, management believes that Key would have missed analysts’ expectations for those periods even had the error not occurred. The table below presents the midpoint of analyst’s expectations for Key’s diluted earnings per share for the quarterly periods indicated. Also presented are actual and pro forma amounts for diluted earnings per share as well as the impact on diluted earnings per share excluding the impact of the asset impairments recorded during the fourth quarter of 2008 and third quarter of 2009.

	Analysts’ EPS Mean			Actual without	Pro Forma without
Period	Estimate (1)	Actual	Pro Forma(2)	Impairment(2)	Impairment(2)
Q4 2008	0.27	(0.35)	(0.32)	0.29	0.32
Q1 2009	0.03	0.01	—	0.01	—
Q2 2009	(0.11)	(0.15)	(0.16)	(0.15)	(0.16)
Q3 2009	(0.20)	(1.03)	(1.04)	(0.20)	(0.20)
Q4 2009	(0.13)	(0.11)	(0.12)	(0.11)	(0.12)

(1)	Source: Thomson FirstCall

(2)	Tax-effected
•	The effects of the error did not serve to mask a change in earnings or other trends. As noted above, Key’s operating results for the fourth quarter of 2008 and all quarterly periods in 2009 have been significantly impacted by the macroeconomic factors described above. The effects of the error, when taken in the context of the negative changes in our operating results, do not alter that trend in any way.

•	The error does not change the operating results for our reportable segments for any period. Compensation expense associated with equity awards is recorded in our “Functional Support” reportable segment, which is an aggregation of all of our corporate support functions. The results of our Well Servicing and Production Services segments were not impacted by this error.

•	The error does not impact our compliance with any regulatory requirements, and does not affect Key’s compliance with its loan covenants or any other contractual obligation.

•	The effect of the error did not impact management compensation, such as bonuses, in any period. Management incentive bonuses for the periods that were affected by the error were calculated based on measures such as safety targets, employee turnover, and earnings before interest, taxes, depreciation and amortization (“EBITDA”). Because of the macroeconomic factors listed above, we did not meet our EBITDA targets for the periods in 2009 that would have been impacted, regardless of the effects of the error. The correction of this error would not have altered the results of our bonus calculations that were paid for 2008.

•	The error does not involve the concealment of an unlawful transaction or fraud.

•	The error does not impact our liquidity or meaningfully impact any other key financial measure used by management when discussing Key’s performance with the public.

•	The error was reflected in Management’s Discussion and Analysis of Results of Operations (“MD&A”) in our periodic SEC filings, as the vesting acceleration, along with the pre-tax charge recognized by Key, has been disclosed in this section of the documents. However, as noted in the analysis above, management does not feel that the effects on those disclosures would be quantitatively or qualitatively material.
SAB Topic 1N Considerations
We have also evaluated the materiality of these misstatements to the financial statements affected by this error in accordance with SAB Topic 1N. In conjunction with the foregoing quantitative and qualitative analysis, we determined that this error was immaterial and that a correcting entry for the current period and prior period misstatement is not necessary.
Implications on Key’s Internal Control Environment
Management has assessed the control implications of the error noted above. Based on review of the facts and circumstances surrounding the error, management has identified a significant deficiency regarding the controls around our review of complex accounting transactions. Management assessed the potential dollar impact of this deficiency and noted that there was no individual item or items in the aggregate that would lead to a material misstatement of our financial statements as of and for the year ended December 31, 2008 or any other period. Additionally, management applied the following criteria to reach its conclusion regarding the magnitude of the control deficiency associated with the error:
•	The deficiency pertained to a single transaction and not our general accounting for equity-based compensation;

•	The deficiency related to our failure to sufficiently review the conclusions with regard to the application of ASC 718-10-55-67 as it related to this specific transaction;

•	The magnitude of the deficiency is known; and

•	Management assessed the quantitative and qualitative impacts of the error and concluded that the error did not result in a material misstatement on our consolidated financial statements for any period.
Based on this assessment, management has determined that the control implications would not lead a competent and well informed individual or prudent official to conclude that the control deficiency rises to the level of a material weakness. We will continue to monitor the effectiveness of controls in place and will develop a remediation plan around the deficiency that exists in the process for reviewing complex accounting transactions.
Conclusion
Based on the foregoing analysis, we do not believe that the error resulting from the misapplication of ASC 718-10-55-67 associated with the accelerated vesting of certain of our stock option and SAR awards during the fourth quarter of 2008 is material to the financial statements of any period that would be affected by the error.
Management also feels that, in light of surrounding circumstances, the magnitude of the error is such that it is probable that the judgment of a reasonable person relying upon the report would not have been changed or influenced by the correction of the error. Management has discussed these issues with Key’s General Counsel and Chairman of the Audit Committee, and they concur with management’s conclusion in this matter.